

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

James DiPrima
Chief Executive Officer
Green Stream Holdings Inc.
201 E. Fifth Street
Suite 100
Sheridan, WY 82801

      Re: Green Stream Holdings Inc.
          Amendment No. 7 to Form 10-12G
          Filed August 3, 2021
          File No. 000-53279

Dear Mr. DiPrima:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction

cc: Peter Campitiello, Esq.